Exhibit 99.1

Sunlands Technology Group to Report Fourth Quarter and Full Year 2019 Financial Results on Friday, March 27, 2020

Earnings Call Scheduled for 7:30 a.m. ET on March 27, 2020

BEIJING, March 16, 2020 /PRNewswire/ -- Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), a leader in China's online post-secondary and professional education, today announced that it will report its fourth quarter and full year 2019 unaudited financial results on Friday, March 27, 2020, before the open of U.S. markets.

Sunlands' management team will host a conference call at 7:30 a.m. U.S. Eastern Time, (7:30 p.m. Beijing/Hong Kong time) on March 27, 2020, following the quarterly results announcement.

Dial-in details for the earnings conference call are as follows:

International:	1-412-902-4272
US toll free:	1-888-346-8982
Canada toll free:	1-855-669-9657
Mainland China toll free:	400-120-1203
Hong Kong local-toll:	852-3018-4992
Hong Kong toll free:	800-905-945

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for "Sunlands Technology Group". Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until April 3, 2020, by dialing the following telephone numbers:

International:	1-412-317-0088
US Toll Free:	1-877-344-7529
Canada Toll Free:	855-669-9658
Replay Access Code:	10140418

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For investor and media inquiries, please contact:

Sunlands Technology Group
Yingying Liu
IR Director
Tel: +86 182 5691 2232
Email: ir@sunlands.com

The Piacente Group, Inc.
Brandi Piacente
Phone: +1 (212) 481-2050
Email: sunlands@tpg-ir.com

Ross Warner
Phone: +86-10-6508-0677
Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group